St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St. Jude RESOURCES LTD.

www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

03045358

December 8, 2003

03 DEC 22 PM 7:21

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

Following the implementation of the SEDI system (System for Electronic Disclosure by Insiders) in June of this year, we have generated and enclosed Summary Reports of the most recent insider transactions to update your records for the following insiders:

- Michael A. Terrell (period: December 4-8, 2003)

We trust the enclosed is in order and remain,

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

/mjh
enclosure

PROCESSED
JAN 07 2004
THOMSON
FINANCIAL

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

Insider transaction detail - View details for insider

2003-12-08 19:31 ET

Transactions sorted by : Insider
Insider family name : TERRELL (Starts with)
Given name : Michael A. (Starts with)
Transaction date range : December 4, 2003 - December 8, 2003

Insider name: TERRELL, Michael A.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: St. Jude Resources Ltd.													
Insider's Relationship to Issuer: 4 - Director of Issuer													
Security designation: Common Shares Class "A"													
137444	2003-12-04	2003-12-08	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	3.0500	872,090						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
137448	2003-12-04	2003-12-08	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+3,000	3.0100	875,090						
137453	2003-12-04	2003-12-08	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+3,000	2.9000	878,090						
137454	2003-12-04	2003-12-08	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	2.8500	880,090						
137456	2003-12-04	2003-12-08	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	2.9500	882,090						
137457	2003-12-05	2003-12-08	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+5,000	2.9000	887,090						
137458	2003-12-05	2003-12-08	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,000	2.8900	888,090						
137460	2003-12-05	2003-12-08	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+3,000	2.8500	891,090						
137462	2003-12-08	2003-12-08	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+5,000	2.9500	896,090						
137464	2003-12-08	2003-12-08	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+8,500	3.0000	904,590						
137465	2003-12-08	2003-12-08	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,500	3.0200	907,090						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
137469	2003-12-08	2003-12-08	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	3.0500	909,090						
137470	2003-12-08	2003-12-08	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+4,000	3.0900	913,090						
137473	2003-12-08	2003-12-08	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,500	3.1000	915,590						
137477	2003-12-08	2003-12-08	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,000	3.1100	916,590						
137482	2003-12-08	2003-12-08	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,500	3.1500	918,090						
137484	2003-12-08	2003-12-08	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+3,000	2.9600	921,090						